

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 7, 2016

Kelcy L. Warren
Chief Executive Officer
Energy Transfer Partners, LP
8111 Westchester Drive, Suite 600
Dallas, Texas 75225

> **Re:**   **Energy Transfer Partners, LP**
> **Registration Statement on Form S-3**
> **Filed May 10, 2016**
> **File No. 333-211253**

Dear Mr. Warren:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. At this time, a review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2015. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

2. It does not appear that you are permitted to incorporate by reference portions of the filings made by Sunoco Logistics or Panhandle, as they are not your wholly-owned subsidiaries. Please revise or advise. See, by analogy, Securities Act Forms Compliance and Disclosure Interpretation 123.03. If you continue to believe that you are permitted to incorporate by reference portions of the filings made by Sunoco Logistics and Panhandle, please tell us why and address in your legal analysis, among other relevant factors, the ownership of those entities, whether applicable consents have been filed, whether those

entities meet the eligibility requirements of Form S-3, and whether the filings of those entities continue to represent accurately their current financial condition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products